VIA EDGAR

April 17, 2013

Ms. Anu Dubey

Securities and Exchange Commission

Investment Company Division

100 F. Street, N.E.

Washington, DC 20549

Re:	Wasatch Funds Trust (“Registrant”)
File Nos. 033-10451, 811-04920

Dear Ms. Dubey:

This letter responds to the comments on Post-Effective Amendment No. 74 to the Registrant’s registration statement on Form N-1A (“PEA 74”) on behalf of the Wasatch World Innovators Fund (the “Fund”) filed on EDGAR on February 22, 2013 that were provided to me by telephone on Monday, April 8, 2013 by the Securities and Exchange Commission (the “SEC”).

Prospectuses

1.        SEC Comment:    Footnote 1 to the annual fund operating expenses table in the section entitled “Summary-Fees and Expenses of the Fund” in the Prospectus, states the reimbursement of total annual fund operating expenses in excess of 1.95% until at least January 31, 2014. Please revise the footnote to include whether the 1.95% is a percentage of net assets.

Pursuant to the requirements of Form N-1A, the expense limitation agreement must be for a period for at least one year from the date of the effectiveness of the registration statement. Please revise the footnote accordingly.

Please confirm who may terminate the expense reimbursement and under what circumstances as required by Item 3, Instruction 3(e) of Form N-1A.

The last sentence of Footnote 1 please make it as a separate footnote to the Acquired Fund Fees and Expenses.

Response:     The footnotes to the annual fund operating expense table will be revised to read as follows:

1 The Total Annual Fund Operating Expenses may not equal the expense ratio stated in the Fund’s most recent Annual Report and Financial Highlights, which reflects the operating expenses of the Fund and does not include Acquired Fund Fees and Expenses.

2The Advisor has contractually agreed to reimburse the Investor Class shares of the Fund for Total Annual Fund Operating Expenses in excess of 1.95% of average net assets until at least January 31, 2015 (excluding interest, dividend expense on short sales/interest expense, taxes, brokerage commissions, other investment related costs and extraordinary expenses). Acquired

Fund Fees and Expenses are not included in the expense limitation. The Advisor may rescind the contractual limitation on expenses at any time after its expiration date. There were no reimbursements for the Investor Class shares of the Fund during 2012.

The Registrant confirms that the Adviser may terminate the expense limitation agreement only after the expiration date of the contract which is January 31, 2015.

2.        SEC Comment:    In the Example in the section entitled “Summary-Fees and Expenses of the Fund” in the Prospectus please delete the sentence “The example reflects contractual fee waivers and reimbursements through January 31, 2014.”

Response:    The Registrant will make the change as requested.

3.        SEC Comment:    In the section entitled “Summary-Principal Strategies” in the Prospectus, please provide a definition for the term “world”. The name of the Fund includes “world” and therefore should comply with Rule 35d-1 of the Investment Company Act of 1940, as amended. Please revise the disclosure to indicate that the Fund will invest at least 80% of the Fund’s net assets in “world” companies.

Response:    The Registrant respectfully disagrees with this comment as it is inconsistent with SEC guidance on the application of Rule 35d-1 to the reference “world” and with prior staff comments on the principal investment strategy of this Fund.

Rule 35d-1 explicitly does not extend to the references such as world, global or international. In footnote 42 of the adopting release to Rule 35d-1, the SEC addresses the use of terms such as “international” and “global” in the name and explicitly states that such terms “connote diversification among investments in a number of different countries throughout the world, and “international” and “global” funds will not be subject to the rule.” The SEC further states that “[w]e would expect, however, that investment companies using these terms in their names will invest in investments that are tied economically to a number of countries throughout the world.” See Investment Company Act Rel. No. 24828. The SEC reiterates this position in question 10 of its guidance set forth in Frequently Asked Questions about Rule 35d-1 (pub. December 4, 2001). In question 10, the staff reiterates that the terms “international” and “global” connote diversification among investments in a number of different countries throughout the world, and therefore the use of these terms in a fund name is not subject to the rule. The reference to “world” is synonymous with “global” and “international” and as the name “Wasatch World Innovators Fund” does not suggest a particular type of investment, the name rule does not apply.

This position is also consistent with the prior staff comments provided to this Fund. In 2011, the Fund proposed a name change from Wasatch Global Science & Technology Fund to the Wasatch World Innovators Fund and the staff specifically reviewed the name change and the related investment strategies. At that time, the Fund proposed principal strategy disclosure, consistent with the way the Fund had been managed, that it would invest between 30%—80% of its assets in non-U.S. holdings. In connection with its review, the SEC on January 25, 2011 gave the Fund the following comment:

SEC Staff Comment: In the section entitled “Wasatch World Innovators Fund-Summary-Principal Strategies” in the Prospectus, the disclosure states “Under normal market conditions, a significant portion of the Fund’s assets (typically between 30%

and 80% at the time of purchase) will be invested outside the U.S.” The SEC Staff believes that 30% is a low percentage. Please consider revising the percentage from between 30% and 80% to from between 40% and 80%.

The staff in providing its comments did not mention or require an adoption of an 80% test from the name rule as the rule is inapplicable. Rather, the comment refers to the exposure of the Fund to assets outside the U.S. The Fund accepted the staff’s comment and incorporated the change into its disclosure stating that it would invest between 40% and 80% of its assets outside the U.S. The Fund has never adopted an 80% test, the staff did not require such a test when it specifically reviewed the Fund’s new name and related investment strategy, and adopting such a strategy would be inconsistent with the Fund’s current investment strategy. As reflected above, the reference to “world” connotes investment exposure to different countries throughout the world. The Fund typically invests in at least three developed countries and may invest in emerging and frontier markets without limitation. We believe the current proposed change is consistent with the SEC’s expectations set forth above in that it is intended to clarify to shareholders that the Fund is purchasing securities that have significant non-U.S. economic risk exposure. In light of the foregoing, we respectfully decline to incorporate the suggested language.

4.        SEC Comment:    In the section entitled “Summary-Principal Strategies” in the Prospectus, the last sentence states: “The Fund may invest a large percentage of its assets in a few sectors, including information technology, health care, consumer discretionary, industrials and financials. Please consider adding risks for investments in consumer discretionary sector, industrials sector and financials sector in the section entitled “Summary-Principal Risks” in the Prospectus.

Response:    The Registrant will add a principal risk for each of these sectors.

5.        SEC Comment:    In the section entitled, “Summary-Historical Performance” in the Prospectus, please delete the second paragraph under the average annual total returns table since it is not applicable.

Response:    The Registrant will make the change as requested.

6.        SEC Comment:    Please confirm that all the principal investment strategies disclosed in the section entitled, “Additional Information about the Fund-Additional Information about Investment Strategies and Risks” in the Prospectus, are described in the section “Summary-Principal Strategies”.

Response:    The Registrant confirms that all principal investment strategies are disclosed in the section “Summary-Principal Strategies” in the Prospectus.

7.        SEC Comment:    In the section entitled, “Additional Information about the Fund-Additional Information about Investment Strategies and Risks” in the Prospectus, please revise to differentiate as to which investment strategies are principal and which investment strategies are non-principal.

Response:    The Registrant will make the change as requested.

8.        SEC Comment:    In the section entitled, “Additional Information about the Fund-Buying Securities” in the Prospectus, please explain why this information is not disclosed in the section entitled, “Summary-Principal Strategies.”

Response:    Item 9(b)(2) of Form N-1A requires the Registrant to explain in general terms how the Fund’s adviser decides which securities to buy and sell (e.g., for an equity fund, discuss, if applicable, whether the Fund emphasizes value or growth or blends the two approaches). The Registrant believes that this disclosure is in the appropriate section and should not be included in the Summary.

9.        SEC Comment:    In the section entitled, “Additional Information about the Fund-Cash/Temporary Defensive Positions” in the Prospectus, the first sentence states that: “If the research team is unable to locate attractive investment opportunities for the Fund, or when we consider market, economic or political conditions to be unfavorable for profitable investing, we may take temporary defensive positions that are inconsistent with the Fund’s principal investment strategies.” Please delete “If the research team is unable to locate attractive investment opportunities for the Fund” and revise sentence in accordance with Instruction 6 to Item 9(b) of Form N-1A.

Response:    The Registrant will revise the disclosure to read “The Fund may, from time to time, take temporary defensive positions that are inconsistent with the Fund’s principal investment strategies in an attempt to respond to adverse market, economic, political, or other conditions. The Fund may not achieve its investment objective during a period it takes defensive positions.”

10.        SEC Comment:    In the section entitled, “Management-Management Fees and Expense Limitations” in the Prospectus, the last sentence states that the Adviser may rescind this contractual limitation on expenses at any time after January 31, 2014. Please confirm who may rescind the contract.

Response:    The Registrant confirms that the Adviser may terminate the expense limitation agreement only after the expiration date of the contract.

11.        SEC Comment:    In the section entitled, “Management-Management Fees and Expense Limitations” in the Prospectus, please add the disclosure regarding approval of investment advisory contract as required by Item 10(a)(1)(iii) of Form N-1A.

Response:    The Registrant will make the change as requested.

12.        SEC Comment:    In the section entitled, “Management-Portfolio Managers” in the Prospectus, please delete the first sentence in the first paragraph which states “The Wasatch Funds are managed using a team approach.”

Response:    The Registrant will make the change as requested.

13.        SEC Comment:    In the section entitled, “Account Policies-Purchasing and Selling Shares through Third Parties Such as Brokers or Banks” in the Prospectus, the disclosure states that “You may buy or sell shares of the Fund through banks or investment professionals, including brokers, and they may charge you a transaction fee for this service.” Please include required disclosure in Summary section of Prospectus as required by Item 4(b)(1)(iii) of Form N-1A if the Fund is advised by or sold through an insured depository institution.

Response:    The Registrant will make the change as requested.

14.        SEC Comment:    In the section entitled, “Investment Strategies and Risks” in the Statement of Additional Information, please differentiate which strategies are principal and non-principal.

Response:    The Registrant will make the change as requested.

15.        SEC Comment:    In the section entitled, “Investment Strategies and Risks-Foreign Currency Transactions” in the Statement of Additional Information, the last sentence of the last paragraph states “The policies described in this section are non-fundamental policies of the Fund.” Please indicate which policies are being referred to by this statement.

Response:    The Registrant will clarify the disclosure to read as follows: The policies related to foreign currency transactions described in this section are non-fundamental policies of the Fund.

16.        SEC Comment:    Please add to the section “Summary-Principal Strategies” in the Prospectus, the first three sentences In the section entitled, “Investment Strategies and Risks-Foreign Securities” in the Statement of Additional Information.

Response:    The Registrant will make the change as requested.

17.        SEC Comment:    Please confirm that if the Registrant utilizes short sales that any interest expense is included in the annual fund operating expenses table in the Prospectus.

Response:    The Registrant confirms that interest expense, if any, would be included in the annual fund operating expenses table in the Prospectus.

18.        SEC Comment:    In the section entitled, “Investment Strategies and Risks-Sales” in the Statement of Additional Information, it stated that short sales against the box are not subject to 15% limitation. In the section entitled, “Fund Restrictions and Policies” in the Statement of Additional Information, the 6th non-fundamental investment restriction states that the Fund will not engage in short sales of securities when these transactions would cause the market value of all the Fund’s securities sold short to exceed 15% of its net assets. Please revise this restriction to note that it is not subject to short sales against box.

Response:    The Registrant will clarify the restriction as requested.

19.        SEC Comment:    In the section entitled, “Fund Restrictions and Policies-Disclosure of Portfolio Holdings-General Policy” in the Statement of Additional Information, the first sentence states that no information concerning the portfolio holdings of the Fund may be disclosed to any unaffiliated third parties except as provided below. Please indicate if you provide information to affiliated parties. In addition, please indicate the names of the affiliated parties.

Response:    As investment advisor, Wasatch Advisors, Inc. knows the portfolio holdings and it and the Fund do not disclose portfolio holdings to any affiliated party other than Wasatch Advisors, Inc.

20.        SEC Comment:    In the section entitled, “Fund Restrictions and Policies-Disclosure of Portfolio Holdings-Disclosure of Aggregate Portfolio Characteristics” in the Statement of Additional Information, the first sentence states that aggregate portfolio characteristics may be made available without delay. Please indicate to which parties this information is made available.

Response:    Aggregate portfolio characteristics are made to any requesting party.

21.        SEC Comment:    In the section entitled, “Fund Restrictions and Policies-Disclosure of Portfolio Holdings-Disclosure of Individual Portfolio Holdings” in the Statement of Additional Information, please disclose the names of “other interested parties”. Please disclose any conditions or restrictions placed on the use of information about portfolio securities that is disclosed, including any requirement that the information be kept confidential or prohibitions on trading based on the information, and any procedures to monitor the use of this information as required by Item 16(f)(1)(ii) of Form N-1A.

Response:    The Registrant will revise the “Disclosure of Portfolio Holdings” section to include the following: “The Disclosure Policies require that the recipient execute a written non-disclosure agreement in a form and substance acceptable to the Advisor’s compliance department, which includes, at a minimum, an obligation on the recipient to maintain the confidentiality of the portfolio holdings until such time as they have been publicly disclosed. Entities unwilling to execute an acceptable non-disclosure agreement may only receive portfolio holdings information that have otherwise been publicly disclosed in accordance with the Disclosure Policies.”

22.        SEC Comment:    In the section entitled, “Management of the Trust-Management Information” in the Statement of Additional Information, please provide length of time served for Ms. Allison and Mr. Rinne in the table.

Response:    The Registrant will make the change as requested.

23.        SEC Comment:    In the section entitled, “Management of the Trust-Code of Ethics” in the Statement of Additional Information, please disclose whether the code of ethics permits personnel subject to the codes to invest in securities, including securities that may be purchased or held by the Fund.

Response:    Access persons are permitted to invest in securities that may be purchased or held by a Fund, subject to pre-clearance requirements for non-exempt securities. The Advisor’s Code of Ethics permits the purchase of small- and micro-cap securities held by the Fund in rare instances. For example, it may grant clearance to purchase portfolio securities after considering the number of shares and dollar value of the transaction, the trading volume of the security in question, the recent and anticipated trading activity in the security by clients/Funds, the length of time the individual has held or expects to hold the security, and the individual’s motive for purchasing or selling the security. Access Persons will be denied pre-clearance for a transaction when an Advisor’s client/Fund has a pending buy or sell order in that same security until that order is executed or withdrawn. Approval generally will be given for the purchase or sale of any security of any issuer with a market capitalization at the time of the request above $5

Billion (collectively termed “Large-Cap stocks”). Access Persons will be denied pre-clearance for a transaction when an Advisor client/Fund has a pending buy or sell order in that same security until that order is executed or withdrawn. Special pre-clearance requirements apply for request to purchase private securities and in limited offerings. Access persons are prohibitied from acquiring securities in initial public offerings.

24.        SEC Comment:    In the section entitled, “Investment Advisory Services and Other Services-General Information-Fund Accountant” in the Statement of Additional Information, please confirm that the fee paid to the fund accountant is included in “Other Expenses” in the annual fund operating expenses table in the Prospectus.

Response:    The Registrant confirms the fee paid to the fund accountant is included in “Other Expenses” in the annual fund operating expenses table in the Prospectus.

25.        SEC Comment:    In the section entitled, “Investment Advisory Services and Other Services-General Information-Transfer Agent” in the Statement of Additional Information, please revise the section to note that the transfer agent is also the dividend paying agent as required by Item 19(h)(2) of Form N-1A.

Response:    The Registrant confirms that the Transfer Agent is the dividend paying agent. The Registrant will revise the disclosure as requested.

26.        SEC Comment:    In the section entitled, “Investment Advisory Services and Other Services-General Information-Distributor” in the Statement of Additional Information, please confirm that the Registrant has met the requirements of Item 25 of Form N-1A.

Response:    The Registrant confirms that the Fund has appropriate disclosure in the Statement of Additional Information with respect to Item 25 of Form N-1A.

27.        SEC Comment:    In the section entitled, “Investment Advisory Services and Other Services-General Information-Other Service Agreements” in the Statement of Additional Information, please disclose the information as required by Item 19(h)(1) of Form N-1A.

Response:    As required in Item 19(d) of Form N-1A, the information regarding the administrator, its services and compensation has been disclosed under the section “Investment Advisory Services and Other Services-General Information-Administrator.”

28.        SEC Comment:    In the section entitled, “Portfolio Managers-Management of Other Accounts and Potential Conflicts of Interest” in the Statement of Additional Information, please complete the charts.

Response:    The information provided is complete. A “-” is equivalent to “none.”

29.        SEC Comment:    In the section entitled, “Brokerage Allocation and Other Practices” in the Statement of Additional Information, in the chart please indicate what is meant by the heading “principal”.

Response:    The heading will be changed to “Principal Amount Traded”.

******

Please call me at (617) 662-3969 if you have any further questions.

You requested that the Registrant make certain representations concerning the Registration Statement on Form N-1A and the response being made to the comments received. These representations are included as an exhibit to this letter.

Very truly yours,

/s/ Francine S. Hayes

Francine S. Hayes

Vice President and Managing Counsel

cc:        R. Biles

EXHIBIT

[Wasatch Funds Letterhead]

Via EDGAR Correspondence

April 17, 2013

Ms. Anu Dubey

Securities and Exchange Commission

Investment Company Division

100 F. Street, N.E.

Washington, DC 20549

Re:	Wasatch Funds Trust (“Registrant”)
File Nos. 033-10451, 811-04920

Dear Ms. Dubey:

In connection with a response being made on behalf of Wasatch Funds Trust (“Registrant”) to comments you provided on April 8, 2013 with respect to Post-Effective Amendment No. 74 to the Registrant’s registration statement on Form N-1A (“PEA 75”) on behalf of the Wasatch World Innovators Fund, the Registrant hereby acknowledges that:

•	the Registrant is responsible for the adequacy and the accuracy of the disclosure in PEA 74;

•

comments of the staff of the Securities and Exchange Commission (“SEC Staff”) or changes to disclosure in response to SEC Staff comments in PEA 74 reviewed by the staff do not foreclose the Securities and Exchange Commission from taking any action with respect to PEA 74; and

•	the Registrant may not assert SEC Staff comments as a defense in any proceeding initiated by the Securities and Exchange Commission or any person under the federal securities laws.

We trust that the foregoing is responsive to your request made on April 8, 2013. Please do not hesitate to contact the undersigned at (801) 415-5519 if you have any questions concerning the foregoing.

Sincerely,

/s/ Russell L. Biles

Russell L. Biles

Secretary of the Trust

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